Exhibit 99.1

Robo.ai Inc. Appoints Seasoned Global Executive as Chief Legal and Compliance Officer

DUBAI, UAE, Aug. 27, 2025 /PRNewswire/ -- Robo.ai Inc. (Nasdaq: AIIO), a Dubai - headquartered global smart technology company, today announces the appointment of Mr. Xuan Yan as its Chief Legal and Compliance Officer, Corporate Secretary, and President of Americas, reporting directly to Robo.ai’s global CEO. This appointment further enhances the company’s global leadership capabilities as Robo.ai reenergizes and accelerates its strategic transformation and growth.

Mr. Yan brings a unique combination of operating and functional leadership experience and professional expertise to Robo.ai. Mr. Yan has more than three decades of work experience with world leading technology companies such as Microsoft, Qualcomm and Oracle. As an accomplished CEO, American lawyer, venture capitalist and private equity investor, his footprint spans across Asia Pacific, Americas and Europe. As the company continues to expand its global presence, in addition to his legal and compliance responsibilities, he will also spearhead Robo.ai’s business development, investor and stakeholder engagement in Americas.

Robo.ai’s Chief Executive Officer, Mr. Benjamin Zhai, states:

“We are delighted to welcome Mr. Xuan Yan to the leadership team. His deep understanding of corporate governance, legal compliance, and global business strengthens Robo.ai’s key operating foundations and capabilities. Beyond his professional achievements, Mr. Yan’s ability to decipher and bridge diverse markets, legal and regulatory environments and win key stakeholder support will be a valuable asset to the company’s transformation and global expansion.”

About Mr. Yan Xuan

Mr. Yan joins Robo.ai from a fast-growing smart home appliance company as its Executive Chairman of North America. His CEO experience also includes leading the business of several U.S. and Chinese companies.

As a senior corporate executive at some of the world’s most admired corporations, including Microsoft, Oracle, Qualcomm. Mr. Yan directed their core corporate functions including government affairs, legal, compliance, marketing, finance, and public relations, solving high-stakes market entry, regulatory supervision, corporate reputational and growth challenges.

A sought-after corporate governance expert, he was a non-executive director at Las Vegas Sands, Alibaba Health, Shenhua Holdings, Cambridge Industries, and Brandmax. His non-profit Board experience includes as Vice Chairman of the American Chamber of Commerce in China and as a Board member of USITO, Duke University School of Law and Shanghai Jiaotong University Aetna School of Economics and Management.

Mr. Yan is also a veteran U.S. lawyer, having been the Managing Partner of a leading U.S. law firm in China, a Public Policy Partner at one of the most influential lobbying firms in Washington. D.C., and a Partner & Co-Head of the U.S. – China Practice at a global GR, PR and IR consulting company headquartered in New York City.

As an investor, he worked as the Operating Partner of North Asia’s largest buyout firm and as Senior Advisor to the biggest VC and PE firm in France. He continues to advise the world’s second largest PE fund.

Mr. Yan holds a Juris Doctor degree from Duke University School of Law and a Bachelor of Arts degree from Beijing Institute of Foreign Languages. He was an early recipient of the Richard M. Nixon Scholarship. He teaches corporate management and geopolitics as an adjunct professor at Chinese University of Hong Kong and Donghai University.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), is a UAE-headquartered global smart technology company, focusing on smart mobility, advanced manufacturing, and blockchain solutions.

* This press release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from expectations. Refer to Robo.ai’s SEC filings for details.*